UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Kenneth Cole Productions, Inc.

(Name of Issuer)

Class A common stock, par value $.01 per share

(Title of Class of Securities)

193294105

(CUSIP Number)

Kenneth D. Cole Kenneth Cole Productions, Inc. 603 West 50th Street New York, New York 10019 (212) 265-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to : Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 Telephone: (212) 728-8000 June 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 193294105

1.	Name of Reporting Person Kenneth D. Cole
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 7,883,594
	8.	Shared Voting Power 320,500
	9.	Sole Dispositive Power 7,883,594
	10.	Shared Dispositive Power 187,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,204,094*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3%
14.	Type of Reporting Person IN

*	The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 9,632,299 shares of Common Stock beneficially owned by all of the Reporting Persons in the aggregate. See Item 5.

CUSIP No. 193294105

1.	Name of Reporting Person KMC Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 187,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 187,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,500*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person PN

*	The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 9,632,299 shares of Common Stock beneficially owned by all of the Reporting Persons in the aggregate. See Item 5.

CUSIP No. 193294105

1.

Name of Reporting Person

Robyn S. Transport, as Trustee of the 2010 Kenneth D. Cole Grantor Retained Annuity Trust, the July 2010 Kenneth D. Cole Grantor Retained Annuity Trust, the 2009 Kenneth D. Cole Grantor Retained Annuity Trust, the 2009 Kenneth D. Cole Family Grantor Retained Annuity Trust and the Kenneth Cole 1994 Charitable Remainder Trust, and as Special Fund Trustee of the Kenneth Cole Foundation

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,428,205
	8.	Shared Voting Power 133,000
	9.	Sole Dispositive Power 1,561,205
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,205*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9%
14.	Type of Reporting Person IN

*	The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 9,632,299 shares of Common Stock beneficially owned by all of the Reporting Persons in the aggregate. See Item 5.

This Amendment to Schedule 13D is being filed by Kenneth D. Cole (“Mr. Cole”); KMC Partners L.P.; and Robyn S. Transport (“Ms. Transport”), as Trustee of the 2010 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “Robyn S. Transport as Trustee of the Family Trust u/a/d 4/26/10”) (the “KDC 2010 GRAT”), the July 2010 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “KDC July 2010 GRAT u/a/d 7/12/10”) (the “KDC July 2010 GRAT”), the 2009 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “KDC 2009 GRAT u/a/d 2/2/09”) (the “KDC 2009 GRAT”), the 2009 Kenneth D. Cole Family Grantor Retained Annuity Trust (officially known as “KDC 2009 Family GRAT u/a/d 2/2/09”) (the “KDC 2009 Family GRAT”) and the Kenneth Cole 1994 Charitable Remainder Trust (officially known as “Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94”) (the “KDC 1994 Charitable Trust”), and as Special Fund Trustee of the Kenneth Cole Foundation (collectively, the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group (the “Group Members”).

This Amendment No. 4 amends and supplements the information set forth in the Schedule 13D filed by Mr. Cole with the United States Securities and Exchange Commission (the “Commission”) on June 15, 1994, as amended by Amendment No. 1, filed with the Commission on January 6, 1995, Amendment No. 2, filed with the Commission on April 9, 1996, and Amendment No. 3, filed with the Commission on February 24, 2012 (collectively, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”) of Kenneth Cole Productions, Inc., a New York corporation (the “Company” or the “Issuer”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The names of the Group Members are Kenneth D. Cole; KMC Partners L.P.; and Robyn S. Transport, as Trustee of KDC 2010 GRAT, KDC July 2010 GRAT, KDC 2009 GRAT, KDC 2009 Family GRAT and KDC 1994 Charitable Trust, and as Special Fund Trustee of the Kenneth Cole Foundation.

Mr. Cole is employed as the Chairman and Chief Creative Officer of the Issuer. Mr. Cole’s business address is 603 West 50th Street, New York, New York 10019. The principal business of the Issuer is the designing, sourcing and marketing of a broad range of fashion footwear, handbags and apparel. The principal executive offices of the Issuer are located at 603 West 50th Street, New York, New York 10019. During the past five years, Mr. Cole has not been convicted in a criminal proceeding nor has he been party to a civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cole is a citizen of the United States of America.

KMC Partners L.P. is a limited partnership organized under the laws of Delaware. The principal business of KMC Partners L.P. is holding shares of the Company and other investments. Its principal office and business address is c/o Kenneth D. Cole, 603 West 50th Street, New York, New York 10019. During the past five years, KMC Partners L.P. has not been convicted in a criminal proceeding nor has it been party to a civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

KMC Partners LLC, the general partner of KMC Partners L.P., is a limited liability company organized under the laws of Delaware. The principal business of KMC Partners LLC is acting as the general partner of KMC Partners L.P. Its principal office and business address is c/o Kenneth D. Cole, 603 West 50th Street, New York, New York 10019. During the past five years, KMC Partners LLC has not been convicted in a criminal proceeding nor has it been party to a civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Transport is employed as a Managing Director of TAG Associates, LLC (“TAG”). Ms. Transport’s business address is 75 Rockefeller Plaza, 9th Floor, New York, New York 10019. The principal business of TAG is serving as a multi-client family office and portfolio management services company. The principal executive offices of TAG are located at 75 Rockefeller Plaza, 9th Floor, New York, New York 10019. During the past five years, Ms. Transport has not been convicted in a criminal proceeding nor has she been party to a civil proceeding as a result of which she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Transport is a citizen of the United States of America.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following after the final paragraph thereof:

“It is anticipated that the funding (including expenses) required for the Going Private Transaction will be approximately $183 million. Parent (as defined in Item 4 below) has entered into a commitment letter, dated as of June 6, 2012, with Wells Fargo Bank, National Association, Wells Fargo Capital Finance, LLC, 1903 Onshore Funding, LLC and Special Value Continuation Partners, LP (the “Debt Commitment Letter”) providing that the lenders identified therein shall provide up to $115 million of the required funding for the Going Private Transaction through a combination of a $110 million revolving credit facility (up to $60 million of which may be used for the Going Private Transaction) and a $55 million term loan facility (all of which is expected to be used for the Going Private Transaction). This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by the Debt Commitment Letter attached hereto as Exhibit 7 and incorporated herein by reference.

In addition, Parent has also entered into (i) a commitment letter, dated as of June 6, 2012 with Marlin Equities VII, LLC (the “Marlin Equity Commitment Letter”) providing that Marlin Equities VII, LLC shall purchase, directly or indirectly through one or more intermediate entities, equity securities of Parent, on the terms and subject to the conditions described therein, with an aggregate purchase price of $20,001,000 and (ii) a commitment letter, dated as of June 6, 2012 with Cole Family Holdco, LLC (“Family LLC”) and the Group Members (the “Family Commitment Letter”, and together with the Marlin Equity Commitment Letter, the “Equity Commitment Letters”) providing that Family LLC and Mr. Cole shall jointly and severally purchase, directly or indirectly through one or more intermediate entities, equity securities of Parent, on the terms and subject to the conditions described therein, with an aggregate purchase price of $15 million. Family LLC and Mr. Cole may assign or transfer a portion of their commitment to unaffiliated third parties, provided that no such assignment or transfer shall reduce their commitment or relieve Family LLC and Mr. Cole of their obligations under the Family Commitment Letter. In addition, the Family Commitment Letter requires each Group Member to consummate the transactions contemplated by the Rollover Agreement (as defined in Item 4) by which the Group Members (other than the Kenneth Cole Foundation) will invest all of the shares of the Company’s Common Stock and Class B Common Stock (as defined in Item 5 below) owned by such parties in the Going Private Transaction, which shares are valued at approximately $128 million (based on the $15.25 per share merger consideration described in Item 4).

The proceeds of the Equity Commitment Letters shall be used by Parent to satisfy the remaining portion of the funding required for the Going Private Transaction not satisfied by the funds provided pursuant to the Debt Commitment Letter or from the Issuer’s cash-on-hand. This summary of the Equity Commitment Letters does not purport to be complete and is qualified in its entirety by the Equity Commitment Letters which are attached hereto as Exhibits 8 and 9 and incorporated herein by reference.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:

“On June 6, 2012, the Issuer announced in a press release (the “Press Release”) that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KCP Holdco, Inc. (“Parent”), a Delaware corporation formed by Mr. Cole, and KCP Mergerco, Inc. (“Merger Sub”), a New York corporation and an indirect wholly-owned subsidiary of Parent. The Press Release is attached hereto as Exhibit 10 and incorporated herein by reference. Pursuant to the Merger Agreement, at the effective time of the merger, Merger Sub would merge into and with the Company, with the Company surviving as an indirect wholly-owned subsidiary of Parent (the “Merger”), and each issued and outstanding share of Common Stock would be converted into the right to receive $15.25 in cash, without interest (other than Excluded Shares (as defined in the Merger Agreement), Company Awards (as defined in the Merger Agreement) and Dissenting Shares (as defined in the Merger Agreement)). The Merger is subject to the approval of the Company’s stockholders (including the approval of at least a majority of all outstanding shares of Common Stock held by stockholders other than Mr. Cole and the other Family Stockholders (as defined in the Merger Agreement) and their respective affiliates and associates) and other customary conditions. This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement attached hereto as Exhibit 11 and incorporated herein by reference.

In connection with the execution of the Merger Agreement, the Reporting Persons (other than the Kenneth Cole Foundation) entered into a Rollover Agreement, dated as of the date of the Merger Agreement, with Family LLC (the “Rollover Agreement”), in which each of such Reporting Persons agreed, subject to the terms and conditions set forth therein, to assign, transfer, convey and deliver all of the shares of the Company’s Common Stock and Class B Common Stock (as defined in Item 5 below) owned by such parties (collectively, the “Family Shares”) to Family LLC in exchange for equity interests in Family LLC, immediately prior to the effective time of the Merger. In addition to the Rollover Agreement, Family LLC entered into an Exchange Agreement, dated as of the date of the Merger Agreement, with Parent and KCP Acquisitions, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Intermediate Holdco”), pursuant to which Family LLC agreed to contribute the Family Shares to Parent, which will in turn contribute the Family Shares to Intermediate Holdco, in each case immediately prior to the effective time of the Merger. The foregoing summary of the Rollover Agreement and Exchange Agreement does not purport to be complete and is qualified in its entirety by the Rollover Agreement and Exchange Agreement, which are attached hereto as Exhibits 12 and 13 and incorporated herein by reference.

Also in connection with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement, dated as of the date of the Merger Agreement, with the Company (the “Voting Agreement”), in which each Reporting Person agreed, subject to the terms and conditions set forth therein, to vote the Family Shares in favor of the Merger Agreement and the transactions contemplated thereby. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by the Voting Agreement, which is attached hereto as Exhibit 14 and incorporated herein by reference.

In addition, Mr. Cole entered into a Limited Guarantee with the Company, dated as of the date of the Merger Agreement (the “Limited Guarantee”). Under the Limited Guarantee, Mr. Cole guarantees to the Company the due and punctual payment of any obligation or liability payable by Parent or Merger Sub under the Merger Agreement to pay Parent’s and Merger Sub’s expenses, to reimburse the Company’s expenses, to pay the Financing Failure Termination Fee or the Reverse Termination Fee (each as defined in the Merger Agreement) and to pay damages in the event of any breach by Parent or Merger Sub of the Merger Agreement, in each case if, as and when such obligation or liability becomes payable under the terms and subject to the conditions and limitations of the Merger Agreement. This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by the Limited Guarantee, which is attached hereto as Exhibit 15 and incorporated by reference herein.”

The purpose of the Going Private Transaction is to acquire all of the outstanding shares of Common Stock (other than Family Shares subject to the Rollover Agreement). If the Going Private Transaction is consummated, the Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Act (via termination of registration pursuant to Section 12(g) of the Act) and the Issuer will be privately held by Parent.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

“(a)-(b) The Group Members may be deemed to beneficially own an aggregate of 9,632,299 shares of Common Stock as a result of their beneficial ownership of (i) 6,424,792 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the conversion of 6,424,792 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), (ii) 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole is the managing member, which can be converted into shares of Common Stock, (iii) 132,021 shares of Class B Common Stock held in KDC 2010 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (iv) 204,852 shares of Class B Common Stock held in KDC July 2010 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (v) 470,666 shares of Class B Common Stock held in KDC 2009 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (vi) 470,666 shares of Class B Common Stock held in KDC 2009 Family GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (vii) 150,000 shares of Common Stock held by KDC 1994 Charitable Trust, of which Ms. Transport is Trustee, (viii) 133,000 shares of Common Stock held by the Kenneth Cole Foundation, of which Ms. Transport is Special Fund Trustee, (ix) 353,653 shares of Common Stock held by Mr. Cole, (x) 1,071,426 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the exercise of options granted to him under the Company’s stock incentive plans and (xi) 33,723 restricted shares of Common Stock granted to him under the Company’s stock incentive plans. This aggregate amount represents approximately 48.4% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3.

Mr. Cole may be deemed to beneficially own an aggregate of 8,204,094 shares of Common Stock as a result of his beneficial ownership of (i) 6,424,792 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the conversion of 6,424,792 shares of Class B Common Stock, (ii) 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole is the managing member, which can be converted into shares of Common Stock, (iii) 133,000 shares of Common Stock held by the Kenneth Cole Foundation, of which Mr. Cole has certain voting rights with respect thereto under the terms of the Voting Agreement, (iv) 353,653 shares of Common Stock held by Mr. Cole, (v) 1,071,426 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the exercise of options granted to him under the Company’s stock incentive plans and (vi) 33,723 restricted shares of Common Stock granted to him under the Company’s stock incentive plans. This aggregate amount represents approximately 41.3% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3. Mr. Cole is reporting on this Schedule 13D as a member of a “group” with the other Group Members and, therefore, may be deemed to beneficially own the 9,632,299 shares of Common Stock beneficially owned by all of the Group Members in the aggregate, as described in the first paragraph of this Item 5.

Mr. Cole may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 7,883,594 shares of Common Stock, including (i) 6,424,792 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the conversion of 6,424,792 shares of Class B Common Stock, (ii) 353,653 shares of Common Stock held by Mr. Cole, (iii) 1,071,426 shares of Common Stock which Mr. Cole has the right to acquire within 60 days upon the exercise of options granted to him under the Company’s stock incentive plans and (iv) 33,723 restricted shares of Common Stock granted to him under the Company’s stock incentive plans.

Mr. Cole may be deemed to have the current shared power to vote or direct the vote of 320,500 shares of Common Stock as a result of his beneficial ownership of (i) 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole is the managing member, which can be converted into shares of Common Stock and (ii) 133,000 shares of Common Stock held by the Kenneth Cole Foundation, of which Mr. Cole has certain voting rights with respect thereto under the terms of the Voting Agreement. Mr. Cole may be deemed to have the current shared power to dispose of or direct the disposition of 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole is the managing member, which can be converted into shares of Common Stock.

KMC Partners L.P. may be deemed to beneficially own an aggregate of 187,500 shares of Common Stock as a result of its beneficial ownership of 187,500 shares of Class B Common Stock held by KMC Partners L.P. This aggregate amount represents approximately 0.9% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3. KMC Partners L.P. is reporting on this Schedule 13D as a member of a “group” with the other Group Members and, therefore, may be deemed to beneficially own the 9,632,299 shares of Common Stock beneficially owned by all of the Group Members in the aggregate, as described in the first paragraph of this Item 5. KMC Partners L.P. does not have the sole power to vote or to direct the vote of and to dispose of or to direct the disposition of any shares of Common Stock. KMC Partners, L.P. may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 187,500 shares of Common Stock as a result of its beneficial ownership of 187,500 shares of Class B Common Stock held by KMC Partners L.P.

KMC Partners LLC may be deemed to beneficially own an aggregate of 187,500 shares of Common Stock as a result of its beneficial ownership of 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole is the managing member, which can be converted into shares of Common Stock. This aggregate amount represents approximately 0.9% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3. KMC Partners LLC is reporting on this Schedule 13D as a member of a “group” with the other Group Members and, therefore, may be deemed to beneficially own the 9,632,299 shares of Common Stock beneficially owned by all of the Group Members in the aggregate, as described in the first paragraph of this Item 5. KMC Partners LLC does not have the sole power to vote or to direct the vote of and to dispose of or to direct the disposition of any shares of Common Stock. KMC Partners LLC may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 187,500 shares of Common Stock as a result of its beneficial ownership of 187,500 shares of Class B Common Stock held by KMC Partners L.P., of which KMC Partners LLC is the general partner, of which Mr. Cole is the managing member, which can be converted into shares of Common Stock.

Ms. Transport may be deemed to beneficially own an aggregate of 1,561,205 shares of Common Stock as a result of her beneficial ownership of (i) 132,021 shares of Class B Common Stock held in KDC 2010 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (ii) 204,852 shares of Class B Common Stock held in KDC July 2010 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (iii) 470,666 shares of Class B Common Stock held in KDC 2009 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (iv) 470,666 shares of Class B Common Stock held in KDC 2009 Family GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (v) 150,000 shares of Common Stock held by KDC 1994 Charitable Trust, of which Ms. Transport is Trustee and (vi) 133,000 shares of Common Stock held by the Kenneth Cole Foundation, of which Ms. Transport is Special Fund Trustee. This aggregate amount represents approximately 7.9% of the shares of Common Stock currently outstanding, as calculated in accordance with Rule 13d-3. Ms. Transport is reporting on this Schedule 13D as a member of a “group” with the other Group Members and, therefore, may be deemed to beneficially own the 9,632,299 shares of Common Stock beneficially owned by all of the Group Members in the aggregate, as described in the first paragraph of this Item 5.

Ms. Transport may be deemed to have the sole power to vote or direct the vote of 1,428,205 shares of Common Stock, including (i) 132,021 shares of Class B Common Stock held in KDC 2010 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (ii) 204,852 shares of Class B Common Stock held in KDC July 2010 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (iii) 470,666 shares of Class B Common Stock held in KDC 2009 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (iv) 470,666 shares of Class B Common Stock held in KDC 2009 Family GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock and (v) 150,000 shares of Common Stock held by KDC 1994 Charitable Trust, of which Ms. Transport is Trustee. Ms. Transport may be deemed to have the current shared power to vote or direct the vote of 133,000 shares of Common Stock as a result of her beneficial ownership of 133,000 shares of Common Stock held by the Kenneth Cole Foundation, of which Ms. Transport is Special Fund Trustee.

Ms. Transport may be deemed to have the sole power to dispose of or to direct the disposition of 1,561,205 shares of Common Stock, including (i) 132,021 shares of Class B Common Stock held in KDC 2010 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (ii) 204,852 shares of Class B Common Stock held in KDC July 2010 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (iii) 470,666 shares of Class B Common Stock held in KDC 2009 GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (iv) 470,666 shares of Class B Common Stock held in KDC 2009 Family GRAT, of which Ms. Transport is Trustee, which can be converted into shares of Common Stock, (v) 150,000 shares of Common Stock held by KDC 1994 Charitable Trust, of which Ms. Transport is Trustee and (vi) 133,000 shares of Common Stock held by the Kenneth Cole Foundation, of which Ms. Transport is Special Fund Trustee.

Calculations in this Item 5 are based upon 10,464,627 shares of Common Stock outstanding as of June 5, 2012 and 460,235 restricted shares of Common Stock outstanding as of May 30, 2012.

(c) Since the most recent Amendment to the Schedule 13D filed on February 24, 2012, the following transactions in the Company’s securities have been effected by Group Members:

On March 27, 2012, pursuant to a contract entered into on March 9, 2012, KDC 2010 GRAT sold 855,000 shares of Class B Common Stock to Mr. Cole for $15.17625 per share, which represents the fair market value of the shares on March 9, 2012, minus a 5% discount.

On March 27, 2012, pursuant to a contract entered into on March 9, 2012, KDC July 2010 GRAT sold 570,000 shares of Class B Common Stock to Mr. Cole for $15.336 per share, which represents the fair market value of the shares on March 9, 2012, minus a 4% discount.

On March 27, 2012, pursuant to a contract entered into on March 9, 2012, KDC 2009 GRAT sold 175,000 shares of Class B Common Stock to Mr. Cole for $15.6555 per share, which represents the fair market value of the shares on March 9, 2012, minus a 2% discount.

On March 27, 2012, KDC 2009 GRAT transferred 108,854 shares of Class B Common Stock to Mr. Cole to fulfill the annual annuity payment due to him.

On March 27, 2012, pursuant to a contract entered into on March 9, 2012, KDC 2009 Family GRAT sold 175,000 shares of Class B Common Stock to Mr. Cole for $15.6555 per share, which represents the fair market value of the shares on March 9, 2012, minus a 2% discount.

On March 27, 2012, KDC 2009 Family GRAT transferred 108,854 shares of Class B Common Stock to Mr. Cole to fulfill the annual annuity payment due to him.

On April 26, 2012, Ms. Transport became Trustee, and Mr. Cole ceased to serve as Trustee, of KDC 2010 GRAT.

On June 5, 2012, Mr. Cole resigned as Trustee, and Ms. Transport was appointed as Trustee, of each of KDC July 2010 GRAT, KDC 2009 GRAT, KDC 2009 Family GRAT and KDC 1994 Charitable Trust.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended by inserting the following after the final paragraph thereof:

“See the discussion in Item 4 regarding the Merger Agreement, the Rollover Agreement, the Exchange Agreement, the Voting Agreement and the Limited Guarantee.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

“Exhibit 7	Debt Commitment Letter, dated June 6, 2012, between KCP Holdco, Inc., Wells Fargo Bank, National Association, Wells Fargo Capital Finance, LLC, 1903 Onshore Funding, LLC and Special Value Continuation Partners, LP

Exhibit 8	Equity Commitment Letter, dated June 6, 2012, between KCP Holdco, Inc. and Marlin Equities VII, LLC

Exhibit 9	Equity Commitment Letter, dated June 6, 2012, between KCP Holdco, Inc., Cole Family Holdco, LLC, Kenneth D. Cole, KMC Partners, L.P. and Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94

Exhibit 10	Press Release, dated June 6, 2012

Exhibit 11	Agreement and Plan of Merger, dated June 6, 2012, between KCP Holdco, Inc., KCP Mergerco, Inc. and Kenneth Cole Productions, Inc.

Exhibit 12	Rollover Agreement, dated June 6, 2012 , between KCP Holdco, Inc., Cole Family Holdco, LLC, Kenneth D. Cole, KMC Partners, L.P. and Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94

Exhibit 13	Exchange Agreement, dated June 6, 2012, between KCP Holdco, Inc., Cole Family Holdco, LLC and KCP Acquisitions, Inc.

Exhibit 14	Voting Agreement, dated June 6, 2012, between Kenneth Cole Productions, Inc., Kenneth D. Cole, KMC Partners, L.P. and Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94, and as Special Fund Trustee of the Kenneth Cole Foundation

Exhibit 15	Limited Guarantee, dated June 6, 2012, between Kenneth Cole Productions, Inc. and Kenneth D. Cole”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2012

/s/ Kenneth D. Cole
Kenneth D. Cole

KMC PARTNERS L.P.
By: KMC Partners LLC, its general partner

By:	/s/ Kenneth D. Cole
Name: Kenneth D. Cole
Title: Managing Member

/s/ Robyn S. Transport
Robyn S. Transport, as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94, and as Special Fund Trustee of the Initial Special Fund of the Kenneth Cole Foundation